Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
May 14, 2010	www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Max A. Webb
Julie Rizzo

Re:	Bank of America Auto Receivables Securitization, LLC

Registration Statement on Form S-3

Filed April 8, 2010

File No. 333-165957

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 4, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 8, 2010, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

May 14, 2010

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The following issuing entities previously established by an affiliate of the Depositor have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Banc of America Securities Auto Trust 2005-WF1 (CIK code: 0001331610), Banc of America Securities Auto Trust 2006-G1 (CIK code: 0001379393).

On January 1, 2009 a wholly-owned subsidiary of Bank of America Corporation merged with and into Merrill Lynch & Co., following which ML Asset Backed Corporation, the depositor for the issuing entities described in the following sentence, became an affiliate of the Depositor. Since January 1, 2006, the following issuing entities previously established by ML Asset Backed Corporation have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Merrill Auto Trust Securitization 2005-1 (CIK code: 0001330368), Merrill Auto Trust Securitization 2007-1 (CIK code: 0001402156) and Merrill Auto Trust Securitization 2008-1 (CIK code: 0001439750).

Other than as described above, there are no other issuing entities established by the Depositor or any affiliate of the Depositor since January 1, 2006 that have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering.

2.

Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item

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May 14, 2010

601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

In connection with this registration statement, we confirm that the Depositor will file finalized agreements (which may be unexecuted as provided by Instruction 1 of Item 601) simultaneously with or prior to the filing of the final prospectus by post-effective amendment as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement (although we reserve the right to adjust the timing of these filings should the Staff’s position change or be superseded by rule making).

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Mayer Brown LLP

May 14, 2010

5.	When available, please provide us with a copy of your servicing agreement.

Response

A copy of the servicing agreement is filed herewith as Exhibit 10.3 to the registration statement.

6.	We note that in the Calculation of Registration Fee Table you are registering both Asset Backed Notes and Certificates. We also note your disclosure in the Introductory Statement which states that an issuing entity could issue “one or more classes of asset-backed notes and/or one or more classes of asset-backed certificates” and your disclosure in the last sentence on the bottom of page 24 in the base prospectus. However, the registration statement did not include a form of prospectus supplement for the issuance of asset-backed certificates. Please advise.

Response

We will be registering only asset-backed notes. We have revised the registration statement, the base prospectus and the form of prospectus supplement to remove the flexibility to offer asset-backed certificates in a takedown from this registration statement.

Prospectus Supplement

General

7.	Please include a separate table with an itemized list of all fees and expenses to be paid or payable out of the cash flows from the pool assets. We suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Please add this section to the table of contents. Refer to Item 1113(c) of Regulation AB.

Response

We have revised page S-73 in the prospectus supplement to include a separate table with an itemized list of all fees and expenses paid or payable out of the cash flows from the pool assets. The section including such table is included in the table of contents.

Mayer Brown LLP

May 14, 2010

Where to Find Information in these Documents, page iii

8.	Please revise the sixth paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the securities and issuing entity in abbreviated form and that the Risk Factors section does not discuss all material risks.

Response

We have revised page iii in the prospectus supplement to remove any inference that the Risk Factors section is an introductory section that describes the securities and issuing entity in abbreviated form and that the Risk Factors section does not discuss all material risks.

Summary of Terms, page S-1

Credit Enhancement, page S-12

9.	We note your disclosure on page 3 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

Response

We have revised pages S-13 and S-76 in the prospectus supplement to include bracketed disclosure indicating that we will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

Risk Factors, page S-16

[Receivables that have obligors with below prime credit histories are more likely to incur higher default rates], page S-26

10.	If the pool will include assets that would be exceptions to the underwriting criteria, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary of Terms section and The Receivables Pool section.

Response

We have revised the Summary of Terms section on page S-10 and The Receivables Pool section on page S-45 to included bracketed disclosure indicating that we will provide data regarding the number of pool assets that would be exceptions to the underwriting criteria and will describe the nature of such exceptions to the extent material.

Mayer Brown LLP

May 14, 2010

The Sponsor, the Servicer and the Administration, page S-34

11.	Please revise this section to include information regarding the size, composition and growth of the servicer’s portfolio of serviced motor vehicle installment loans and retail installment sales contracts. Refer to Item 1108(b)(2) of Regulation AB.

Response

We have added additional disclosure regarding the size, composition and growth of the servicer’s portfolio of serviced motor vehicle installment loans and retail installment sales contracts responsive to this comment on page S-35 of the prospectus supplement.

The Receivables Pool, page S-37

12.	We note your footnote 1 under each of the Distribution of the Receivables Pool by Vehicle Make, Distribution of the Receivables Pool by Vehicle Model, and Distribution of the Receivables Pool by Vehicle Type tables. Please advise as to what is meant by those vehicle makes, models or types “that are unable to be determined based on the related receivables pool characteristics.”

Response

Vehicle type is determined by running the unique VIN number associated with the vehicle against a decoder program that is maintained by the servicer. The decoder will identify the vehicle type based on the VIN number (or in the event the VIN is not recognized with respect to a type, via the make and model). There are certain instances where the decoder is unable to generate a vehicle type, and therefore returns an “unknown” value. The most common cause for this occurrence is a newly released vehicle make which was not populated in the decoder database as of the pool cut-off date. Additionally, there may be instances of clerical error, such as where either the VIN number, or the make and model, were entered improperly resulting in the decoder being unable to ascertain the vehicle type. In these scenarios, manual intervention by an employee of the servicer would be required to determine the vehicle type.

Vehicle make and model is an output of the loan application process and is input at the dealership, or credit underwriter. There may be instances of clerical error where a make or model is not entered accurately, resulting in an “unknown” value. Make and model are verified via the decoder program to ensure that the

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May 14, 2010

make and model provided match the VIN for the vehicle. In scenarios where make or model return an “unknown” value, manual intervention by an employee of the servicer would be required as with vehicle type above.

We have revised footnote 1 under each of the Distribution of the Receivables Pool by Vehicle Make, Distribution of the Receivables Pool by Vehicle Model, and Distribution of the Receivables Pool by Vehicle Type tables.

13.	Please revise your disclosure in the second and fourth paragraphs under the table on page S-45 to provide disclosure with respect to receivables that have been extended or subject to temporary payment reductions to the extent material as opposed to above a de minimis amount. Additionally, please revise the Summary of Terms to include bracketed form disclosure regarding receivables which have been extended or subject to temporary payment reductions.

Response

We have revised the disclosure in the third and fifth paragraphs under the table on page S-45 to provide disclosure with respect to receivables that have been extended or subject to temporary payment reductions to the extent material as opposed to above a de minimis amount. Additionally, we have revised the Summary of Terms on page S-10 to include bracketed form disclosure regarding receivables which have been extended or subject to temporary payment reductions.

Delinquency Experience Regarding the Pool of Receivables, page S-45

14.	We note your disclosure at the bottom of page S-45. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Instruction B.5 of Form S-3.

Response

We confirm that delinquent assets will be limited to less than 20% of the asset pool.

Forward-Looking Statements, page S-92

15.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or otherwise revise.

Mayer Brown LLP

May 14, 2010

Response

We have revised the noted sentence on page S-94 of the prospectus supplement to remove the reference to the Private Securities Litigation Reform Act.

Prospectus

Cover Page

16.	We note your disclosure that the issuing entity’s assets can include “securities evidencing ownership interests in, or secured by, loans similar to the types of loans described above.” Please advise as to what types of securities are contemplated by this disclosure and please disclose that any transaction will comply with the requirements of Rule 190 of the Securities Act as applicable.

Response

We have revised the cover page to delete the reference to “securities evidencing ownership interest in, or secured by, loans similar to the types of loans described above.” This disclosure contemplates only securities backed by a pool of motor vehicle retail installment sales contracts and/or installment loans secured by a combination of new or used automobiles, light duty trucks and other similar vehicles.

Principal Documents, page 18

17.	We note your disclosure in the second sentence of the first paragraph under the Principal Documents table. Please note that the disclosure in a prospectus supplement may enhance disclosure in a base prospectus, but should not contradict it. Please revise your disclosure accordingly.

Response

We have revised the second sentence of the first paragraph under the Principal Documents table on page S-18 of the prospectus in response to this comment.

Part II

Item 17. Undertakings

18.	We note that you did not include the undertaking set forth in Item 512(b) of Regulation S-K. Please revise your registration statement to include this undertaking or please revise.

Mayer Brown LLP

May 14, 2010

Response

We have revised the registration statement to include the undertaking set forth in Item 512(b) of Regulation S-K.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Jon Van Gorp at (312) 701-7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Jason A. Schubert, Esq.